UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO (Rule 13e-4) (Amendment No. 2) Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACADIA REALTY TRUST (Name of Subject Company (Issuer)) ACADIA REALTY TRUST (Name of Filing Person (Offeror))

3.75% Convertible Notes due 2026	004239 AB 5
(Title of Class of Notes)	(CUSIP Number of Class of Notes)
Jon Grisham
Senior Vice President and Chief Accounting Officer
Acadia Realty Trust
1311 Mamaroneck Avenue, Suite 260
White Plains, New York 10605
(914) 288-8100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to: Mark Schonberger, Esq. Goodwin Procter LLP 620 Eighth Avenue New York, NY 10018 (212) 813-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$24,933,000	$2,857.32

*
The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 3.75% Convertible Senior Notes due 2026 (the “Notes”), as described herein, is equal to 100% of the principal amount of those Notes. As of November 15, 2011, there was $24,933,000 aggregate principal amount of the Notes outstanding, resulting in an aggregate maximum purchase price of $24,933,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,857.32

Form or Registration No.:	Schedule TO/I.

Filing party:	Acadia Realty Trust.

Date filed:	November 18, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☒

INTRODUCTORY STATEMENT

On November 18, 2011, Acadia Realty Trust, a Maryland real estate investment trust (the “Company”) filed a Tender Offer Statement on Schedule TO, as amended and supplemented by Amendment No. 1 to the Schedule TO filed on November 28, 2011, (collectively, the “Schedule TO”) with respect to the Indenture, dated as of December 11, 2006 (the “Base Indenture”), between the Company, and U.S. Bank, National Association, a national banking association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, dated as of December 11, 2006 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Company and the Trustee, for the Company’s 3.75% Convertible Senior Notes due 2026 (the “Notes”).

The Schedule TO was filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell, and the obligation of the Company to purchase, the Notes as set forth in the Issuer Repurchase Option Notice for 3.75% Convertible Senior Notes due 2026, dated November 17, 2011, as amended and supplemented by the Supplement to Issuer Repurchase Option Notice, dated November 28, 2011 (collectively, the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Option”).

This Amendment No. 2 to the Schedule TO is being filed solely to constitute the final amendment required under Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Repurchase Option expired at 12:00 a.m., New York City time, on Friday, December 16, 2011, and any Notes previously surrendered by a holder could be validly withdrawn at any time prior to 12:00 a.m., New York City time, on Friday, December 16, 2011.  On December 20, 2011, the Company was obligated to repurchase all Notes that were validly surrendered and not validly withdrawn pursuant to the Repurchase Option.  Based on final information provided to the Company by U.S. Bank National Association, the trustee and paying agent, Notes in an aggregate principal amount of $24,003,000 were validly surrendered and not validly withdrawn pursuant to the Repurchase Option.

Items 4. Terms of the Transaction.

Item 4 of the Schedule TO is amended and supplemented solely by adding the following language:

Pursuant to the terms of the Notes and the Indenture governing the Notes, the Company was obligated, at the option of each Holder, to repurchase all Notes validly surrendered for repurchase and not withdrawn prior to 12:00 a.m., New York City time, on Friday, December 16, 2011.  The Company was advised by U.S. Bank National Association, the trustee and paying agent, that Notes in an aggregate principal amount of $24,003,000 were validly surrendered and not validly withdrawn pursuant to the Repurchase Option.  The Company has accepted for repurchase all such Notes.  The repurchase price of the Notes surrendered pursuant to the Repurchase Option was equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, December 20, 2011.  Accordingly, the aggregate repurchase price for all Notes validly tendered for repurchase pursuant to the Repurchase Option was $24,015,501.56, which includes $24,003,000 for payment of the aggregate principal amount and $12,501.56 for payment of accrued and unpaid interest.  On December 20, 2011, the Company delivered the aggregate purchase price for the accepted Notes to the Paying Agent for distribution to the Holders.  Following the Company’s repurchase of the Notes pursuant to the Repurchase Option, $930,000 in aggregate principal amount of the Notes remains outstanding.

Item 12. Exhibits.

(a)(1)(A)(i)*  Issuer Repurchase Option Notice for 3.75% Convertible Notes due 2026, dated November 17, 2011 (filed as Exhibit 99(a)(1)(A) to the Company’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 18, 2011 and incorporated herein by reference).

(a)(1)(A)(ii)*  Supplement to Issuer Repurchase Option Notice for 3.75% Convertible Notes due 2026, dated November 28, 2011.

(a)(1)(B)*     Form W-9 (filed as Exhibit 99(a)(1)(B) to the Company’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 18, 2011 and incorporated herein by reference).

(a)(5)*           Press release issued by the Company on November 17, 2011 (filed as Exhibit 99(a)(5) to the Company’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 18, 2011 and incorporated herein by reference).

(b)*                Amended and Restated Revolving Loan Agreement dated as of December 19, 2006 by and among RD Abington Associates LP, Acadia Town Line, LLC, RD Methuen Associates LP, RD Absecon Associates, LP, RD Bloomfield Associates, LP, RD Hobson Associates, LP, and RD Village Associates LP, and Bank of America, N.A. and the First Amendment to Amended and Restated Revolving Loan Agreement dated February, 2007 (filed as Exhibit 10.59 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2007 and incorporated herein by reference).

(d)(1)*            Indenture, dated as of December 11, 2006, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2006, and incorporated herein by reference).

(d)(2)*            First Supplemental Indenture, dated as of December 11, 2006, between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2006, and incorporated herein by reference).

*Previously Filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACADIA REALTY TRUST

By:	/s/ Jon Grisham

Date: December 21, 2011